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SEC

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-23411

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/2017_____ AND ENDING _____12/31/2017_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. Magnus Oppenheim & Co., Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

261 Madison Avenue / 9th Floor
(No. and Street)

New York   NY   10016-2303
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E. Magnus Oppenheim   212-983-1818
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star

(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Avenue   Daytona Beach Shores   FL   32118
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ E. Magnus Oppenheim _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ E. Magnus Oppenheim & Co., Inc. _____, as of _____ December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

_____ Signature

President
Title

LONETTE D. DURRANT
NOTARY PUBLIC - STATE OF NEW YORK
NO: 01DU6186105
Qualified in Kings County
Commission Expires April 28, 2020
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

E. MAGNUS OPPENHEIM & CO., INC.

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2017**

E. MAGNUS OPPENHEIM & CO., INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2017

TABLE OF C O N T E N T S

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Managing Members
of E. MAGNUS OPPENHEIM & CO., INC.

We have audited the financial statements of E. MAGNUS OPPENHEIM & CO., INC. ("Company") which comprise the statement of financial condition as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended December 31, 2017 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. MAGNUS OPPENHEIM & CO., INC. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of E. MAGNUS OPPENHEIM & CO., INC.'s financial statements. The supplemental information is the responsibility of E. MAGNUS OPPENHEIM & CO., INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 16, 2018

E. MAGNUS OPPENHEIM & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS	For Year Ended December 31, 2017	
CURRENT ASSETS		
Cash and cash equivalents	$	29,610
Due from Clearing		121,025
Total current assets		150,635
OTHER ASSETS		
Deposit at Clearing		15,008
Other assets		1,448
TOTAL ASSETS	$	167,091
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	20,684
Advances		6,554
Total current liabilities		27,238
STOCKHOLDERS' EQUITY		
Common stock, $1 Par Value, 200 shares authorized, 50 shares issued and outstanding		50
Retained earnings		139,803
Total Stockholders' Equity		139,853
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	167,091

See notes to financial statements and auditors' report.

E. MAGNUS OPPENHEIM & CO., INC.
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2017

	2017
REVENUES:	
Advisory fees	$ 489,820
Commissions, net of clearing fees	40,711
Interest and dividend income	109
Total revenue	530,640
EXPENSES:	
Officers compensation	$ 44,347
Employee compensation	225,066
Payroll and other taxes	18,545
Insurance	30,226
Advertising	-
Rent	50,205
Communication & Data Processing	1,399
Professional fees	20,154
General & administrative	19,953
Custodial fees	63,203
Regulatory fees	-
Contributions	1,000
Travel & marketing	2,302
Total expenses	476,400
NET (LOSS) FROM OPERATIONS	$ 54,240

E. MAGNUS OPPENHEIM & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2017

| | Common Stock | | | Total |
	Number of Shares	Amount	Retained Earnings	Stockholders' Equity
Balance at January 1, 2017	50	$ 50	$ 93,463	$ 93,513
Capital Contribution	-	-	0	0
Net Income		-	54,240	54,240
Distribution of capital			(7,900)	(7,900)
Prior Period Adjustment	-	-	0	0
Balance at December 31, 2017	50	$ 50	$ 139,803	$ 139,853

See notes to financial statements and auditors' report.

E. MAGNUS OPPENHEIM & CO., INC.
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2017

	2017
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ 54,240
Adjustments to reconcile net loss to net cash:	
Depreciation and amortization expense	
Net change in operating assets and liabilities:	
Increase in Prepaid expenses	-
Increase in due from clearing	(21,733)
Increase in deposit at clearing	(4)
Increase in other assets	6,671
Increase in accounts payable and accrued expenses	(3,656)
Increase in advances	(3,294)
Decrease in deferred revenue	
NET CASH PROVIDED BY OPERATING ACTIVITIES	32,224
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment & leasehold improvements	
NET CASH PROVIDED BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net change in distributions	(7,900)
Net change Capital contributions	-
Net change in advances from related party	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	(7,900)
NET CHANGE IN CASH AND CASH EQUIVALENTS	24,324
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,286
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 29,610

See notes to financial statements and auditors' report.

Note 1   <u>**Organization and Summary of Significant Accounting Policies**</u>

<u>Organization and Business</u>
E. MAGNUS OPPENHEIM & CO., INC. ("Company") is a New York corporation conducting business as a Registered Investment Advisor and securities broker dealer. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. The Company is a FINRA member broker-dealer, with a perpetual period of duration, and registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority.

<u>Rule 15c3-3 Exemption</u>
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts

<u>Revenue Recognition</u>
The Company recognizes revenue as commissions and fees are earned upon the sale of various investment vehicles. Accounts receivable are carried at their estimated collective amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2017, management believes all receivables to be fully collectible.

<u>Cash Equivalents</u>
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

<u>Income Taxes</u>
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2013 through 2017) remain subject to income tax audits.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. MAGNUS OPPENHEIM & CO., INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017

Note 2   *Financial Instruments and Concentration of Risk*

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2017.

Note 3   Commitments, Contingencies, and Related Party Transactions

The Company is an investment manager to the E.M.O Sterling Return LT Fund, L.P. which is an investment fund whose general partner is E.M.O. Asset Management Inc. The investment fund has a third party bank custodian of all assets, a fund accountant and an independent certified public accountant to monitor its activities, annual statement, and investment assets values.

The Company earned $489,820 in advisory fees during the year. Accounts receivable from December 31, 2017 was $121,025.

The Company paid its principal shareholder a salary in the amount of $44,347.

The Company contributed $1,000 to the E. Magnus Oppenheim Foundation.

The Company leases office space from an affiliated company E.O & R.O. LLC under a subleasing arrangement. The Company's sole shareholder has executed the lease on behalf of E.O. & R.O. LLC. The total rent paid was $50,205.

Note 4   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2017, the Company has net allowable capital of $85,481 which exceeded the required net capital by $80,481.

Note 5   Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 6   Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

COMPUTATION OF NET CAPITAL

Total stockholder's equity from Statement of Financial Condition	$	139,853
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		139,853
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2017		-
Total capital and allowable subordinated liabilities		139,853
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		-
Other assets		54,372
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		85,481
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	85,481

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	1,816
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		80,481
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		79,481

See notes to financial statements and auditors' report.

AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition	$	27,238
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	27,238
Ratio: Aggregate indebtedness to net capital		31.86%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of form X-17A-5 as of December 31, 2017)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	85,481
Net audit adjustments	-
Net capital per above	85,481

NOTE:
There are no material differences between the above computation of net capital and the
corresponding computation as submitted by the Company with the unaudited Form X-17A-5
Part II Filing as of December 31, 2017.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
E. Magnus Oppenheim & Co., Inc.

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) E. Magnus Oppenheim & Co., Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the securities Exchange Act of 1934.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 16, 2018

E. Magnus Oppenheim & Co., Inc.
Exemption Report Pursuant To SEC Rule 17a-5
For the Year Ending December 31, 2017

E. Magnus Oppenheim & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a- 5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

- Operate pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule). E. Magnus Oppenheim & Co., Inc. an exemption from SEC Rule 15c3-3.

During the fiscal year ending December 31, 2017, E. Magnus Oppenheim & Co., Inc. met without exception the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

I, E. Magnus Oppenheim, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

E. Magnus Oppenheim
Title: President

Date: 2/10/18

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Member of E Magnus Oppenheim & Co., Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by E Magnus Oppenheim & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating E Magnus Oppenheim & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7. E Magnus Oppenheim & Co., Inc.'s management is responsible for E Magnus Oppenheim & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 16, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
1*1*****189***************ALL FOR AADC 100
23411   FINRA   DEC
E MAGNUS OPPENHEIM & CO INC
261 MADISON AVE FL 9 STE 9015
NEW YORK, NY 10016-2311
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

(212) 983-1818

2. A. General Assessment (item 2e from page 2) $ _795.96_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_376.24_)

      _7-25-17_
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _419.72_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _419.72_

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ _419.72_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____ E. MAGNUS OPPENHEIM & Co. Inc.

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _11th_ day of _February_, 20 _18_.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ *530,640.*

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) _____

Total deductions _____

2d. SIPC Net Operating Revenues $ *530,640.*

2e. General Assessment @ .0015 $ *795,96*

(to page 1, line 2.A.)

2